Exhibit 99.2

CHINA LODGING GROUP, LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HTHT)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 21, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of China Lodging Group, Limited (the “Company”) will be held at No. 2266 Hongqiao Road, Changning District, Shanghai, People’s Republic of China on November 21, 2012 at 10 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1. To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the amendment to the Amended and Restated Articles of Association of the Company currently in effect in the form attached as Exhibit A to the Notice of Annual General Meeting to Be Held on November 21, 2012 (the “AGM Notice”), be and is hereby approved and confirmed, and where necessary ratified;

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

2. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company at a fee to be agreed by the Board be and is hereby approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The Board of Directors of the Company has fixed the close of business on October 9, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

By Order of the Board of Directors,

Qi Ji
Executive Chairman & CEO

Shanghai, October 9, 2012

Exhibit A

Amendment to the Amended and Restated Articles of Association

of China Lodging Group, Limited1

By adding the following Section 86(1B) immediately after the existing Section 86(1A):

“86(1B) (i) For so long as Winner Crown Holdings Limited (“Winner Crown”), together with its affiliates as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, continues to hold at least 25% of the Company’s outstanding ordinary shares:

(a)	Winner Crown shall have the right to appoint two (2) Directors to the Board (each a “Winner Crown Director” and, collectively, the “Winner Crown Directors”);

(b)	The Winner Crown Directors may only be removed or replaced by Winner Crown; and

(c)	Notwithstanding the foregoing, any person nominated by Winner Crown to serve as the Winner Crown Director must be accepted by a majority of the Board, in their reasonable discretion, before such nomination becomes effective.

     (ii) Any amendment or revocation of this Article 86(1B) shall require the prior written consent of Winner Crown as long as Winner Crown has the right to appoint any Winner Crown Director according to this Article 86(1B).”

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A copy of the Amended and Restated Articles of Association of China Lodging Group, Limited was filed as Exhibit 3.2 to the Company’s registration statement on Form F-1/A (File No. 333-165247), filed with the SEC on March 12, 2010. It is available in the SEC’s EDGAR database at http://www.sec.gov/edgar/searchedgar/companysearch.html.

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